UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated September 21, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing the results of the Company's 2015 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: September 22, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1
NADL - Minutes from the Annual General Meeting
Hamilton Bermuda, September 21, 2015 - North Atlantic Drilling Ltd. (the "Company") advises that the 2015 Annual General Meeting of the Shareholders of the Company was held on September 18, 2015 at 9:30 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2014 were presented to the Meeting.
In addition, the following resolutions were passed:
1) To re-elect Kate Blankenship as a Director of the Company.
2) To re-elect Paul M. Leand, Jr., as a Director of the Company.
3) To re-elect Ørjan Svanevik, as a Director of the Company.
4) To re-elect Georgina E. Sousa as a Director of the Company.
5) To elect Jo Olav Lunder as a Director of the Company to fill one of the four remaining vacancies on the Board.
6) To appoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration.
7) That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$800,000.00 be approved for the year ended December 31, 2015.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.